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December 13, 2005	Boston Brussels Chicago Frankfurt Hamburg Hong Kong London Los Angeles Milan Moscow New Jersey	New York Northern Virginia Orange County Paris San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

VIA EDGAR and E-MAIL	File No. 025681-0024

Mr. Tim Buchmiller

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Spansion Inc. Amendment No. 9 to Registration Statement on Form S-1 File Number: 333-124041

Dear Mr. Buchmiller:

On behalf of Spansion Inc. (the “Company”), we are hereby responding to the comments received by facsimile on December 12, 2005 from the staff of the Commission (the “Staff”) with respect to the above-referenced registration statement (the “Registration Statement”). As we discussed with you by telephone on December 12, 2005, upon confirming that the Staff is satisfied with the Company’s responses and proposed disclosures to be included in the Registration Statement, the Company will file Amendment No. 10 to the Registration Statement incorporating such revisions. For ease of review, we have set forth below each of the numbered comments of your letters and the Company’s responses thereto.

Comments received December 12, 2005

Treatment of AMD Options, page 123

1.	We note your revised disclosure on page 124 that AMD has approved the acceleration of vesting of all AMD stock options and restricted stock units held by your employees that otherwise would have vested during fiscal 2006.

•	With a view toward disclosure, please tell us the amount of securities to be accelerated for each person subject to disclosure under Item 404(a) of Regulation S-K. Also tell us the value of the acceleration, such as the excess of the offering price of your common stock over the exercise price of the stock options and the value of the restricted stock units at the time of grant, as appropriate.

•	Please tell us and disclose how you will account for the modification and revise the notes to your financial statements and MD&A to include all of the disclosures required by SAB Topic 14.K and M related to the modification, or tell us why you believe this disclosure is not required.

December 13, 2005

LATHAM & WATKINS LLP

Response: In response to the Staff’s comment, the Company respectfully informs the Staff that all of the AMD stock options and restricted stock units subject to acceleration of vesting were issued by AMD to provide for the purchase and/or acquisition of shares of AMD common stock under AMD stock incentive plans. Accordingly, both the intrinsic value, if any, and the fair value are determined using AMD’s stock price and not the price of the Company’s common stock. The decision to accelerate vesting of these awards rested solely with AMD. While the intrinsic value of these instruments at the time of their acceleration of vesting cannot be determined until the date of acceleration, which will be the date of pricing of the Company’s IPO, based on AMD’s closing stock price on December 12, 2005, the aggregate intrinsic value of these awards was approximately $14 million. Without the acceleration, these instruments will be subject to variable fair value accounting in the Company’s financial statements in accordance with the guidance provided in EITF Issue 96-18 and 00-12 because following the IPO AMD will no longer consolidate for financial reporting purposes the financial results of the Company. Using AMD’s closing stock price on December 12, 2005, the current fair value of these awards was approximately $18.6 million using the Black-Scholes valuation model. Accordingly, although the actual amount of compensation expense that would be avoided by the Company cannot be determined until those awards’ final measurement date (the original contractual vesting date), the Company will disclose the estimated current fair value of these awards and has revised the disclosure to be inserted on page 123 of Amendment No. 10 as follows:

On December 1, 2005, AMD approved the acceleration of vesting of all AMD stock options and restricted stock units held by our employees that would otherwise have vested during 2006. The number of shares of AMD common stock underlying AMD stock options and restricted stock units subject to acceleration total approximately 867,000, of which approximately 150,000 are held by our executive officers. Acceleration will occur on the day of this offering and subsequent to this offering AMD will no longer consolidate Spansion in its financial statements. Accordingly, we will account for those AMD stock options and restricted stock units held by our employees and subject to future vesting at their fair value following the guidance in EITF Issue Nos. 96-18 and 00-12, which will require remeasurement of their fair value until these awards are fully vested. The estimated AMD current date fair value (as of December 12, 2005) of the awards for which vesting will be accelerated at the time of this offering and, therefore, will not be subject to future accounting on our financial statements, is approximately $18.6 million.

The following table sets forth information concerning the shares of AMD common stock subject to AMD stock options and restricted stock units held by each of our executive officers (except for Richard Previte who holds no AMD equity awards) the vesting of which will be accelerated, as well as the potential value associated with the shares of AMD common stock issuable upon the exercise of these AMD stock options and restricted stock units. The potential value of the shares of AMD common stock issuable upon the exercise of these accelerated AMD stock options and restricted stock units, assuming each holder exercised his or her AMD stock options and restricted stock units on December 12, 2005, is the product of (1) the number of shares of AMD common stock issuable upon the exercise of the accelerated AMD stock options and restricted stock units and (2) the difference between the exercise price of the shares issuable upon such exercise and the closing price of AMD’s common stock of $26.99 per share, as reported on the New York Stock Exchange on December 12, 2005. All of the shares of AMD common stock issuable upon the exercise of the accelerated AMD stock options and restricted stock units are issuable upon the exercise of AMD stock options except for 2,084 shares issuable upon the exercise of a restricted stock unit held by Mr. Suzuki. For purposes of calculating the potential value of the shares issuable upon the exercise of the restricted stock unit, an exercise price of $0.00 per share was used.

December 13, 2005

LATHAM & WATKINS LLP

Name	AMD Shares Underlying Accelerated AMD Stock Options and Restricted Stock Units	Potential Value of AMD Shares Underlying Accelerated Stock Options and Restricted Stock Units
Bertrand F. Cambou	37,497	$590,470
James E. Doran	12,294	194,672
Thomas T. Eby	10,940	175,425
Steven J. Geiser	11,452	205,531
Amir Mashkoori	25,524	505,746
Robert C. Melendres	10,510	183,889
Richard Previte	—	—
Sylvia D. Summers	19,416	379,668
Shinji Suzuki	19,690	360,416

Total for all Executive Officers	147,323	$2,595,817

In addition, the Company will make the following revisions to the section of the Registration Statement captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other Financial Matters” on page 84 of Amendment No. 10 and in a new subsection to Note 16 to the Consolidated Financial Statements on page F-46 of Amendment No. 10:

Modification of AMD Stock Options Awards

On December 1, 2005, AMD approved the acceleration of vesting of all AMD stock options and restricted stock units held by our employees that would otherwise have vested during 2006. The number of shares of AMD common stock issuable upon exercise of AMD stock options and restricted stock units subject to acceleration total approximately 867,000. Acceleration will occur on the day of this offering and subsequent to this offering AMD will no longer consolidate Spansion in its financial statements. Accordingly, we will account for those AMD stock options and restricted stock units held by our employees and subject to future vesting at their fair value following the guidance in EITF Issue Nos. 96-18 and 00-12, which will require remeasurement of their fair value until these awards are fully vested. The estimated AMD current date fair value (as of December 12, 2005) of the awards for which vesting will be accelerated at the time of this offering and, therefore, will not be subject to future accounting on our financial statements, is approximately $18.6 million.

Exhibit 10.56

2.	Please tell us whether you will be filing a request for confidential treatment with respect to the information that has not been included in the Bank Enterprise Cooperation Agreement.

Response: In response to the Staff’s comment, the Company will not be filing a request for confidential treatment with respect to the Bank Enterprise Cooperation Agreement. The Company advises the Staff that the agreement that was filed as Exhibit 10.56 to Amendment No. 9 was an inaccurate translation from the original agreement, which was executed in Mandarin Chinese. The Company will refile the correct translated version of Exhibit 10.56 with Amendment No 10.

December 13, 2005

LATHAM & WATKINS LLP

To address the Staff’s concerns regarding the blanks set forth in the Bank Enterprise Cooperation Agreement, the Company advises the Staff that this is a standard form agreement where the parties can select from among two options under the interest rate provision (Article 1, Section 4) and with respect to the dispute resolution process (Article 8). In the case of the interest rate provision, the Company had selected the floating interest rate provision and therefore the alternative provision providing for a specific interest rate was left blank intentionally because it was an inapplicable provision. Similarly, because the Company selected the first option under the dispute resolution process (providing that disputes be settled by lawsuit in the courts of China) and did not select the second option of arbitration, the name of a specific arbitrator was left blank intentionally because it was an inapplicable provision. The revised Exhibit will properly reflect these selections so that there is no risk that the intended blank spaces could be misunderstood to be a redaction of confidential information.

* * *

Please do not hesitate to contact me by telephone at (415) 395-8245 or by fax at (415) 395-8095 with any questions or comments regarding this letter.

Very truly yours,

/S/ ROBERT W. PHILLIPS

Robert W. Phillips of

LATHAM & WATKINS LLP